Exhibit 10.39

February 11, 2021

Brian Duperreault

Address on file with the Company

Re:	Transition to Executive Chairman

Dear Brian:

On behalf of the Board of Directors (the “Board”) of American International Group, Inc. (“AIG” or the “Company”), I express deep appreciation for your many contributions to AIG and your continued service as Executive Chairman of the Board during 2021 as set forth in this letter agreement.

•	Service as Executive Chairman. Effective March 1, 2021 (the “Effective Date”), you will become Executive Chairman of AIG. In that capacity, you will report directly (and only) to the Board and have all of the customary authorities, duties and responsibilities that accompany these positions as contemplated by AIG’s by-laws and corporate governance guidelines.

•	Compensation as Executive Chairman. Your annual target direct compensation as Executive Chairman will be $12,750,000, as follows:

•	Base Salary. Your base cash salary will be at a rate of $1,000,000 per year, beginning on the Effective Date.

•	Short-term Incentive. Your annual incentive target award amount will be $750,000 beginning on the Effective Date. Your actual annual incentive for 2021 will be based on the time-weighted average of your annual incentive targets for the year (first as Chief Executive Officer and then as Executive Chairman) and will be determined and paid in accordance with the AIG Short-Term Incentive Plan.

•	Long-term Incentive. Your annual long-term incentive target award amount for 2021 will be $11,000,000 and will be granted in accordance with the AIG Long Term Incentive Plan (“LTIP”) and subject to the terms and conditions of the relevant LTIP and the award agreement governing the grant. Your award will be 50% in the form of restricted stock units and 50% in stock options.

•	Benefits. During your term as Executive Chairman you also will continue to be entitled to benefits consistent with senior executives of the Company and reimbursement of reasonable business expenses, in each case in accordance with applicable AIG policies as in effect from time to time, and including access to offices in New York and Bermuda, aircraft usage consistent with the policy that currently applies to you (including your allowance of up to $195,000 in personal travel), use of company pool cars and drivers, and a cash perquisite allowance for 2021 of $35,000.

Mr. Brian Duperreault	Page 2

•	In connection with commencement of your service as Executive Chairman, the Company will pay your expenses of advisors in connection with negotiating and documenting these arrangements.

•	Clawback Policy. As an executive officer, any bonus, equity or equity-based award or other incentive compensation granted to you will be subject to the AIG Clawback Policy (and any other AIG clawback policies as may be in effect for senior management from time to time).

•	Transition at Year-End. At the close of business on December 31, 2021 (your “Transition Date”), you will become a non-officer employee of AIG providing assistance and advice to the Chief Executive Officer as requested from time to time. In this capacity, you will report directly to AIG’s Chief Executive Officer and have such authorities, duties and responsibilities as may be reasonably requested by the Chief Executive Officer and mutually agreed with you, in each case in light of your seniority and experience, including assistance with the announced intention to separate the Life & Retirement business from AIG.

•	At your Transition Date, your resignation as Executive Chairman and member of the Board will become effective, as well as any other position you then hold as an officer of AIG or as an officer or director of its subsidiaries, affiliates, joint ventures or other related entities. No further action or documentation is required to give effect to your resignations, although you agree to execute any further documentation that AIG may reasonably request to evidence them.

•	Compensation for 2022. Your annual target direct compensation for 2022 will be $7,500,000, as follows:

•	Base Salary. Your base cash salary will be at a rate of $500,000 per year, beginning on January 1, 2022.

•	Long-term Incentive. Your annual long-term incentive target award amount for 2022 will be $7,000,000 and will be granted in accordance with the AIG LTIP and subject to the terms and conditions of the relevant LTIP and the award agreement governing the grant. Your award will be 50% in the form of restricted stock units and 50% in stock options.

•	Short-term Incentive. Beginning in 2022, you will no longer be eligible for an annual short-term incentive.

•	Benefits. During your employment during 2022, you also will continue to have access to offices in New York and Bermuda and use of company pool cars and drivers. In addition, you will be permitted aircraft usage as available. You will reimburse to the Company all costs associated with any personal usage of the Company’s aircraft.

•	Separation from Service. Unless you and the Chief Executive Officer otherwise agree in writing, your employment will end at the close of business on December 31, 2022, at which point you will cease to be an employee of AIG or any of its subsidiaries, affiliates, joint ventures or other related entities. No further action or documentation is required to give effect to your resignation, although you agree to execute any further documentation that AIG may reasonably request to evidence it. You will not be entitled to any severance or similar compensation on your termination on December 31, 2022, which you and we agree is your voluntary retirement (and will be treated as “Retirement” for purposes of the LTIP).

Mr. Brian Duperreault	Page 3

•	Termination Protection/Requirements. As Executive Chairman, you will continue to participate in AIG’s Executive Severance Plan (the “ESP”). For purposes of the ESP, you consent to the terms of this letter and agree that they do not constitute “Good Reason.” As of your Transition Date, you will cease to participate in the ESP, and you will not be a participant in the AIG, Inc. Severance Plan. If during 2022 your employment is terminated by AIG without “Cause” as defined in the ESP, you will be entitled to receive the remainder of your compensation due under this letter (in kind, with respect to your long-term incentive target award if not previously awarded and in a lump sum, in the case of your unpaid salary, and including any earned but unpaid short-term incentive for 2021) and any grants previously awarded under the LTIP will vest subject to the terms and conditions of the LTIP.

You agree that if you voluntarily resign before the end of 2022, you will give six months’ written notice to the Company of your resignation, which may be working notice or non-working notice at the Company’s sole discretion and which notice period is waivable by the Company at the Company’s sole discretion.

•	Indemnification and Cooperation. During and after your employment, the Company will indemnify you in your capacity as an officer and employee and a member of the Board of the Company to the fullest extent permitted by applicable law and the Company’s charter and by-laws, and will provide you with director and officer liability insurance coverage (including post-termination/post-director service tail coverage) on the same basis as the Company’s other executive officers or directors. The Company agrees to cause any successor to all or substantially all of the business or assets (or both) of the Company to assume expressly in writing and to agree to perform all of the obligations of the Company in this paragraph.

You agree (whether during or after your employment with the Company) to reasonably cooperate with AIG in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to AIG and with respect to which you may have relevant knowledge, provided that, in connection with such cooperation, AIG will reimburse your reasonable expenses and you shall not be required to act against your own legal interests.

•	Tax Matters. Tax will be withheld by AIG as appropriate under applicable tax requirements for any payments or deliveries under this letter. To the extent any taxable expense reimbursement or in-kind benefits under this letter is subject to Section 409A of the U.S. Internal Revenue Code of 1986 (“Section 409A”), the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter will be treated as a separate payment for purposes of Section 409A.

Mr. Brian Duperreault	Page 4

•	No Guarantee of Employment or Target Direct Compensation. This letter is not a guarantee of employment or target direct compensation for a fixed term.

•	Non-Solicitation and Non-Disclosure Agreement. The Non-Solicitation and Non-Disclosure Agreement you executed on May 14, 2017 (the “Non-Solicitation Agreement”) shall remain in full force and effect.

•	Employment Dispute Resolution. You continue to be a participant in the Company’s Employment Dispute Resolution (“EDR”) program, which provides for various ways to address work-related disputes, including mediation and arbitration, through the American Arbitration Association (“AAA”).

•	Entire Agreement. This letter constitutes AIG’s only statement relating to your employment as Executive Chairman and after your Transition Date and, other than with respect to the Non-Solicitation Agreement, supersedes any previous communications or representations, oral or written, from or on behalf of AIG. In the event of any inconsistency between this letter and any other plan, program, practice or agreement in which you are a participant or a party, the terms described in this letter will control unless such other plan, program, practice or agreement specifically identifies the terms in this letter, and the specific provision hereof, as not so controlling.

•	Miscellaneous Representations. You confirm and represent to AIG, by signing this letter, that: (a) you are under no obligation or arrangement (including any restrictive covenants with any prior employer or any other entity) that would adversely impact your ability to perform the expected services on behalf of AIG other than as previously disclosed in writing to AIG and (b) you understand and accept all of the terms and conditions of this offer.

Sincerely,

American International Group, Inc.

By:	/s/W. Don Cornwell
W. Don Cornwell
Chair, Compensation and Management Resources Committee

I agree with and accept the foregoing terms.

/s/Brian Duperreault
Brian Duperreault